BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Corporation”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
April 13, 2005 and April 15,2005

Item 3: Press Release
April 13, 2005 and April 18, 2005

Item 4: Summary of Material Change
The Corporation announces the appointment of Mr. Mike Clarke as Vice President Exploration and closing of two non-brokered private placements for total proceeds of $5,042,750.

Item 5: Full Description of Material Change
The Corporation announced the appointment of Mr. Mike Clarke as Vice President Exploration. Mr. Clarke has a Ph. D. in Geology and over thirty years of international industry experience in the US, Mexico, Russia, Canada, Saudi Arabia and western Africa.

For the past year, Mr. Clarke was Country Manager, Exploration for First Quantum Minerals Ltd. in Mauritania where he was responsible for exploration for the Guelb Moghrein Copper-Gold deposit. Prior to this, he was Director of Exploration for the Saudi Arabian Mining Company where, under his direction, the company made several large discoveries totaling in excess of several million ounces of contained gold. Prior to this, over a period of almost 10 years, Mr. Clarke was Senior Geologist, District Manager - Mexico and District Manager - Western Canada for Cyprus Exploration Co. evaluating acquisition opportunities and carrying out exploration projects worldwide. While at Cyprus, Mr. Clarke headed the geological section of the Cyprus team that evaluated and acquired the Kubaka Gold Deposit in the Russian Far East and then guided the geologic section through feasibility leading Cyprus to becoming one of the first western mining companies to develop a new mine in the former CIS. Mr. Clarke’s career began in 1969 as an underground laborer, mine surveyor and Assistant Geologist. From 1976 to 1983 he was with the San Luis Mining Co./Luismin - initially as a Mine Geologist, District Geologist and later as Director of Exploration managing exploration for precious and base metal deposits throughout Mexico.

Mr. Clarke is directly responsible for the dis covery of two deposits (owned by Luismin, a subsidiary of Wheaton River Minerals Ltd): (1) The Santa Rita Silver-Gold Deposit in Durango Mexico, near the Tayoltita silver-gold mine,which has been a principal source of silver and gold for the Tayoltita operation; and (2) The San Antonio Gold-Silver Mine in Sinaloa, Mexico, which was a high-grade silver-gold deposit located in a remote portion of the Mexican Barranca region. Luismin owed its strong financial position in large part to profits gained from these operations.

The Corporation also announced the grant of incentive stock options to Mr. Clarke to purchase up to 125,000 common shares at a price of $1.96 per share for a period of five years expiring on April 13, 2010.

The Corporation also announced the closing of two non-brokered private placements for $5,042,750. The closing of the private placements consists of 1,954,250 units at $1.00 per unit and 1,544,250 units at $2.00 per unit for total proceeds of $5,042,750. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $1.25 and $2.50 respectively for a period of one year expiring on April 15, 2006. A 7% cash finder’s fee based on the aggregate dollar value and proportionate to the number of units sold by the finder was paid in the amount of $305,742.50. The Corporation also issued broker warrants in the amount of 30,015 exercisable under the same terms as the $1.00 per unit private placement and 60,030 warrants exercisable under the same terms as the $2.00 per unit private placement. The common shares issued in connection with the units have a hold period expiring on August 16, 2005.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke, President or Purni Parikh - Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 22nd day of April 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary